SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 30, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI PUBLISHES REPORT TO SOCIETY FOR 2004

Queries

South
Africa                             Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026 john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA37.05

30 March 2005

ANGLOGOLD ASHANTI PUBLISHES REPORT TO SOCIETY FOR 2004

AngloGold Ashanti published its Report to Society for 2004 today.

In a letter to stakeholders, CEO Bobby Godsell said that while the primary purpose of any business had to be to provide competitive returns to shareholders, AngloGold Ashanti’s business principles went beyond this.

They encompassed commitments to fair economic reward and opportunity for employees, to their right to a healthy and safe working environment, to the communities living near our operations, and to the physical environment in and surrounding the company’s operations.

“We accept, and embrace, these commitments because we believe that, in order to operate, we need to do more than merely meet the minimum regulatory standards set by the government administrators in the countries and regions in which we operate. We also believe we need a moral licence to mine; a licence that has to be acquired, too, from our employees, from the communities in which we operate, and from other stakeholders. In its simplest terms, we take the view that communities, and others, must be better off for our having been there“, he said.

South Africa was one country where these “parallel licensing standards” had been, to some extent, recognised through the mechanism of the mining charter, he observed.

“The moral licence to mine is not something we seek in order to make us feel good. We do it for good business reasons. Without it, our ability to carry out our work, and improve the return to our shareholders would be compromised”, he said.

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date MARCH 30, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary